Mail Stop 4563

By U.S. Mail and facsimile to (301) 978-8471

Robert Greifeld
President and Chief Executive Officer
NASDAQ Stock Market, Inc.
One Liberty Plaza
New York, New York 10006

> **Re: NASDAQ Stock Market, Inc.**
> **Definitive 14A**
> **Filed April 20, 2007**
> **File No. 00-32651**

Dear Mr. Greifeld:

We have reviewed your response letter dated November 14, 2007 and have the following comment. Please respond to our comment by January 28, 2008 or tell us by that time when you will provide us with a response.. The comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

General Comments on Your Response

1. In your responses to our prior comments, you provided us with additional information to assist us to better understand your disclosure. You go on to confirm that you will provide analysis in future filings in the information was material to an understanding of the relevant portion of your compensation program. Please clarify that absent a material change to your compensation program, you will provide information responsive to the comment in your upcoming Compensation Discussion and Analysis.

Compensation Discussion and Analysis, page 33

2. In your response to prior comment 3, you indicate that you did not disclose the targeted performance measures for the Business Unit Strategic Measures because they were operational in nature and the disclosure of the measures would cause competitive harm. Please provide additional analysis which addresses how the

disclosure of the Business Unit Strategic Measures could cause the competitive harm cited in your response.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel